FOR IMMEDIATE RELEASE

GIANT INTERACTIVE ISSUES A STATEMENT TO CLARIFY RECENT MISINFORMATION RESULTING FROM AN ONLINE ARTICLE

SHANGHAI, PRC — January 6, 2014 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), one of China’s leading online game developers and operators, issued a clarification statement in response to recent misinformation resulting from an online article released on January 3, 2014.

Giant’s Statement

Giant believes that the online article released on January 3, 2014 contains numerous errors of fact and misinterpretations of events, including but not limited to those addressed in this statement.

I. Yunfeng Capital

Yunfeng Capital is a private equity firm established by successful Chinese entrepreneurs Mr. Jack Yun Ma and Mr. David Feng Yu. Yunfeng Capital serves as the general partner of a series of limited partnership funds with approximately $1.8 billion under management and with approximately 80 limited partners in total. Yunfeng Capital’s initial fund, Yunfeng Fund L.P., was formed in June 2010. Mr. Shi Yuzhu, along with approximately 20 other well-known entrepreneurs, executives and investors in China (including Mr. Jason Nanchun Jiang), was a limited partner investor in Yunfeng Fund L.P. These limited partner financial investors have previously been referred to by Yunfeng Capital as “founding limited partners.”

Since his initial limited partnership investment, Mr. Shi has personally invested in certain other limited partnerships managed by Yunfeng Capital. However, contrary to the online article’s allegations, neither Mr. Shi nor Mr. Jiang has ever been general partners or directors of Yunfeng Capital or any fund managed by it.

Both Mr. Shi and Mr. Jiang are passive, financial limited partner investors in Yunfeng Fund L.P. All related investment decisions are made by Yunfeng Capital. Neither Mr. Shi nor Mr. Jiang is a managing partner or director of Yunfeng Capital. Furthermore, neither Mr. Shi nor Mr. Jiang has ever been involved in Yunfeng Capital’s management, decision-making, or governance. Mr. Shi’s and Mr. Jiang’s interests are strictly passive financial investments in an established private equity fund.

II. Investment in Alibaba Group

As announced in September 2011 and disclosed in Giant’s SEC filings, Giant committed to invest $50 million in Alibaba Group through limited partnership investments in the Yunfeng e-Commerce Funds, which are limited partnerships managed by Yunfeng Capital that were formed specifically for the purpose of investing in Alibaba Group. The Yunfeng e-Commerce Funds have approximately 11 other limited partners with Giant’s limited partnership interest in the Yunfeng e-Commerce Funds representing approximately 10% of the total investments in those funds. Prior to Giant‘s investment in those limited partnerships, which were ultimately managed by Yunfeng Capital, Mr. David Feng Yu resigned from Giant’s board in June 2011. The decision to invest in the Yunfeng e-Commerce Funds was made by Giant’s board of directors.

4

In response to customary SEC comments on Giant’s SEC filings, on July 26, 2012 Giant provided additional disclosure relating to its indirect investment in Alibaba Group to (i) describe risks related to indirectly holding the Alibaba Group shares through the Yunfeng e-Commerce Funds and (ii) clarify that 77% of a RMB8.2 million ($1.3 million) equity investment “loss” in 2011 related to Giant’s share of the one-off structuring fees in connection with the establishment of the Yunfeng e-Commerce Funds.

In addition, as reflected in Giant’s 2012 financial statements, the valuation of Giant’s investment in the Yunfeng e-Commerce Funds increased to $60.5 million as of December 31, 2012 (reflecting primarily unrealized appreciation in the Alibaba Group shares through the end of 2012). Based on the latest information available, Giant believes that this investment has further appreciated to a value significantly higher than its investment net of related costs and expenses.

III. Independence of Mr. Jason Nanchun Jiang

Mr. Jiang has never been a general partner or director of Yunfeng Capital or any fund managed by it. While Mr. Jiang has a single personal limited partnership investment in Yunfeng Fund L.P., similar to Mr. Shi, Mr. Jiang is strictly a passive, financial investor with no management or other rights.

Neither Mr. Jiang nor Mr. Shi is himself a limited partner investor in the Yunfeng e-Commerce Funds invested in by Giant. Mr. Jiang and Mr. Shi do, however, have a small indirect interest, i.e., 0.52% and 0.92% respectively, in the Yunfeng e-Commerce Funds by virtue of Yunfeng Fund L.P. making limited partnership investment in the Yunfeng e-Commerce Funds. However, the Yunfeng Fund L.P. investment decisions are made by Yunfeng Capital (the general partner), not by Mr. Jiang or Mr. Shi, who as noted are passive limited partners of Yunfeng Fund L.P.

Giant’s board of directors has previously determined, and continues to be of the view that Mr. Jiang was and remains an independent director with no material relationship with the Company or its management and that he satisfies the independence requirements under relevant NYSE and SEC rules for sitting on Giant’s various board committees.

IV. The Non-Binding Going Private Proposal

As noted in the Letter to Shareholders dated June 7, 2013 by Ms. Wei Liu, Chief Executive Officer of Giant, Mr. Shi sold a portion of his Giant shares through a follow-on offering for personal long term financial planning reasons which would allow more diversity in his personal holdings. The publicly disclosed sale by Mr. Shi of additional shares to another consortium member in conjunction with their joint proposal as part of a consortium to acquire Giant’s publicly traded securities in a going-private transaction is consistent with Mr. Shi’s desire to diversify his personal holdings.

5

As previously announced, Giant’s board of directors has appointed a Special Committee to evaluate the proposed going-private transaction, and the Special Committee has retained outside counsel and financial advisors. The Special Committee is actively engaged in negotiating the terms of a definitive agreement with the consortium. In addition, Giant has been advised by the consortium that the consortium is actively engaged in ongoing due diligence, and in arranging the necessary additional financing for the proposed transaction. The Special Committee has not set a definitive timetable for the completion of the proposed transaction or an alternative transaction (if any), and does not currently intend to announce further developments unless and until a definitive agreement has been executed. There can be no assurance that any binding definitive offer will be made, that any agreement will be executed or that the proposed transaction or any other transaction will be approved or consummated.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release contains certain statements that are not descriptions of historical facts, but are “forward-looking” statements. These forward-looking statements can be identified by terminology such as “will”, “should”, “expects”, “anticipates”, “future”, “intends”, “plans”, “projects”, “predicts”, “believes”, “estimates”, “forecasts”, “may” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements, by their nature, involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, risks discussed in Giant’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Giant does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Giant

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share, and focuses on massively multiplayer online role playing games. Currently, Giant operates multiple games, including the ZT Online 1 Series, ZT Online 2, Elsword and World of Xianxia.

6

Investor Contacts:
Giant Interactive Group Inc. Rich Chiang, IR Director T: +86-21-3397-9959 E: ir@ztgame.com www.ga-me.com FleishmanHillard Hon Gay Lau T: +852-2530-0228 E: giantinteractive@fleishman.com	Giant Interactive Group Inc. Kristie Chen, IR Manager T: +86-21-3397-9971 E: ir@ztgame.com www.ga-me.com

7